THE MERGER FUND VL

October 9, 2009

Dear Fellow Shareholder:

It was a relatively subdued quarter for arbitrageurs.  The continued recovery in stock prices, with the S&P 500 showing its best quarterly gain since 1998, didn’t do much for an investment strategy that attempts to achieve consistent returns in good markets and bad by hedging away market-related risk.  And M&A activity remained at depressed levels until the last few weeks of the quarter.  On the positive side, The Merger Fund VL experienced no broken deals, while arbitrage spreads—the per-share profit to be made if the transaction goes through—were generally adequate relative to perceived deal risk.

Reflecting these crosscurrents, the Fund’s NAV rose from $10.57 to $10.83 in the September quarter, a gain of 2.5%.   For the first nine months of calendar 2009, the Fund was up 9.6%, leaving us on track for one of our best years since inception.

Winners and Losers

The September quarter saw 17 of the Fund’s arbitrage holdings post meaningful gains and just one show a material loss.  The former category included Citigroup, which under pressure from regulators to boost its tangible common equity, completed a massive preferred-for-common exchange offer; Wyeth, whose pending acquisition by Pfizer received several key antitrust approvals; Schering Plough, which also has seen progress on the regulatory front as it works toward completing its own Big Pharma merger, in this case with Merck; Metavante Technologies, which received Justice Department approval for its combination with rival transaction-processing company Fidelity National after a longer-than-expected review process; Addax Petroleum, whose $7.5 billion acquisition by China’s Sinopec was completed despite investor worries that the Chinese might drop their bid after it became embroiled in a power struggle between the Iraqi government and the semi-autonomous region of Kurdistan, where Addax has sizable oil reserves; and Pepsi Bottling Group, which agreed to accept a sweetened takeover offer from its controlling shareholder, PepsiCo.

Other third-quarter winners included Lion Nathan, an Australian brewer, whose acquisition by Japan’s Kirin Holdings has gone like clockwork; ABB Grain, another Australian company, which received shareholder approval for its purchase by Canada’s Viterra after the buyer waged a successful campaign to convince the target’s holders, many of whom are farmers, that they had little to fear from foreign control of a major part of Australia’s grain-marketing infrastructure; IPC Holdings, a Bermuda-based reinsurance company, which was able to obtain an improved takeover deal from rival Validus Holdings by soliciting other bids for the company; and Huntsman Corp., whose shares have continued to move higher, partly in sympathy with other economically sensitive chemical companies and partly because Huntsman, the recipient of over $2 billion in cash and low-interest loans from the LBO firms and banks that were involved in the ill-fated attempt to take the company private, is the leading candidate to purchase the titanium dioxide assets of bankrupt Tronox, a transaction that would make Huntsman the world’s second-largest producer of the pigment used to brighten paint, paper and plastics.

One of the Fund’s biggest losers last quarter was Sun Microsystems, the computer company that has agreed to be acquired by software-giant Oracle.  Despite well-founded concerns that the Obama Justice Department would take a more aggressive approach to antitrust enforcement, this deal recently received unconditional approval from the DOJ.  However, the transaction is still hung up in Europe, where regulators have launched an in-depth probe of whether Sun’s MySQL database software would give Oracle, the world leader in corporate databases, the power to stifle competition.

Such concerns appear groundless.  MySQL, like Sun’s Java programming language, is an open-source product, meaning that it is available free of charge on the Internet and is supported by an army of independent software programmers.  Although we are confident that the MySQL issue will eventually be resolved to Oracle’s satisfaction, we may have to wait two or three months to know for sure.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

Pulling the Trigger

With leveraged buyouts of publicly traded companies few and far between—at least until the next period of irrational exuberance—and many strategic transactions put on hold as CEOs struggled to cope with the Great Recession, M&A activity fell to multi-year lows in the September quarter.  According to Dealogic, the dollar value of U.S. transactions declined 61% from year-earlier levels and 43% from this year’s second quarter.  Similar trends were seen in Europe, where M&A volume was off 55% from 2008 levels and 17% from the prior quarter.  On a global basis, the July-September interval was the slowest period for deal-making since the third quarter of 2004.

The fact that The Merger Fund VL was able to show a solid gain in this environment illustrates once again that when it comes to merger arbitrage, deal quality is more important than quantity.  But toward the end of the September quarter, Corporate America exhibited a new-found urge to merge, and arbs finally saw the deal flow they’d been missing.  As if someone had turned a switch, would-be acquirers launched a spate of deals, both friendly and hostile, across a wide range of industries.  Those that met our investment criteria are discussed in the next section of this letter.

A few weeks don’t make a trend, but there are good reasons why companies are beginning to dust off takeover plans.  At the top of the list is the gradual return of confidence to corporate boardrooms.  Thanks to aggressive intervention in the financial markets by governments and central banks around the globe, the worst-case scenario is now off the table.  The global financial system is not going to collapse, and the economic downturn, though extremely painful for many individuals and businesses, is not going to turn into a full-blown depression.  On the contrary, signs of a recovery, anemic as it might be, are widely evident.  As management teams shift out of crisis mode, they have the opportunity to think strategically about their company’s strengths and weaknesses.  And for many CEOs, a merger, takeover or other type of corporate reorganization may appear to be the best path to enhance shareholder value.  This is particularly true for companies that expect revenue growth to be increasingly hard to achieve—we could be in a slow-growth economy for a long time—and where corporate cost-cutting has already been pushed about as far as it can go.

It takes more than confidence, of course, to do deals.  Would-be acquirers must also have the financial resources to pull them off.  The news here is equally positive.  U.S. corporations hold a record amount of cash on their balance sheets, and many of the companies that are less well-endowed can tap credit markets that are no longer frozen.  And with borrowing costs at historically attractive levels, especially for investment-grade issuers, it is not surprising to see companies open their checkbooks to make acquisitions.

Probably the biggest impediment to a more dramatic upturn in deal-making at this point is the disconnect between buyers and sellers when it comes to pricing transactions.  Following any period characterized by large swings in equity valuations, it is understandable that buyers want to be opportunistic, while sellers are determined not to give up their independence at what they believe is a bargain-basement price.  We have often noted that stock-market volatility is the scourge of investment bankers, and sometimes all it takes for buyers and sellers to pull the trigger is some stability in the financial markets.  We see little reason why things should be different now.  The trend in M&A activity won’t be straight up, but we’re optimistic that deal-making has reached an important inflection point.

New Investments

The Merger Fund VL added a sizable number of new arbitrage holdings to its portfolio last quarter, including Varian, Inc., a leading manufacturer of scientific instruments, to be acquired for $1.5 billion by Agilent Technologies Inc. in a transaction that will create a world-class player in both bio-analytical and electronic measurement; SPSS Inc., a software company specializing in statistical analysis and predictive modeling, whose acquisition by International Business Machines Corp. was just completed; BJ Services Co., a provider of pressure pumping and other oilfield services to the petroleum industry, which is merging with a larger rival, Baker Hughes Inc.; and Marvel Entertainment, Inc., owner of the rights to some of the world’s most popular comic-book characters, to be acquired by The Walt Disney Co. in a $4 billion deal that brings together Spider-Man and Mickey Mouse.

Other investments in deals that have reached the definitive-agreement stage include Sino Gold Mining Ltd., an Australia-based company that operates the second-largest gold mine in China, to merge with Canada’s Eldorado Gold Corp.; Sepracor Inc., a specialty pharmaceutical company, soon to become part of Japan’s Dainippon Sumitomo Pharma Co.; Affiliated Computer Services, Inc., a leading provider of IT outsourcing services, which has agreed to be acquired by Xerox Corp. in a transaction initially valued at $5.8 billion, the largest deal that the copier maker has ever done; Perot Systems Corp., another IT outsourcing company, being purchased by Dell Inc.; and Hitachi Maxell Ltd., Hitachi Information Systems, Ltd. and Hitachi Software Engineering Co., Ltd., three subsidiaries of Japan’s Hitachi Group that will soon be 100% owned by the parent company.

In the pre-deal category, the Fund has established positions in Cadbury plc, the U.K. maker of candy and gum, which is the target of an unsolicited $16.7 billion takeover offer from Kraft Foods, Inc. in what would be this year’s largest cross-border deal; Nufarm Ltd., an Australian producer of crop-protection chemicals, which has entered into a preliminary agreement to be acquired by China’s Sinochem Corp.; and GVT Holding SA, a Brazilian telecom, which accepted a conditional takeover offer from France’s Vivendi SA that has just been topped by a competing bid from Spain’s Telefonica SA.  The Merger Fund VL currently holds positions in 43 arbitrage situations and is about 85% invested.

Sincerely,

Frederick W. Green
President

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares